Public Power Corporation S.A. - File No 82-34707

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1-509|30.8.07

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- Financial data and information for the 1H 2007 of Public Power Corporation S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

07026516

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Enclosure

- Financial data and information for the 1H 2007 of Public Power Corporation S.A.

PUBLIC POWER CORPORATION S.A.

Interim Condensed Consolidated and Separate Financial Statements

for the six month period from January 1, 2007 to June 30, 2007

in accordance with International Financial Reporting Standards, adopted by the European Union

The attached interim condensed consolidated and separate financial statements were approved by Public Power Corporation Board of Directors on August 28, 2007 and they are available in the web site of Public Power Corporation S.A. at www.dei.gr.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER	VICE CHAIRMAN AND DEPUTY CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
PANAGIOTIS J. ATHANASOPOULOS	NIKOLAOS D. CHATZIARGYRIOU	GEORGE C. ANGELOPOULOS	XENOPHON A. PRINOS

FREE TRANSLATION FROM THE GREEK ORIGINAL

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the shareholders of
Public Power Corporation S.A.

Introduction
We have reviewed the accompanying interim condensed consolidated balance sheet of Public Power Corporation S.A. ("the Company") and its subsidiaries ("the Group") and the Company's accompanying interim condensed separate balance sheet as at 30 June 2007, and the related interim condensed consolidated and separate income statements, statements of changes in equity, and cash flow statements for the six month period then ended, as well as the selected explanatory notes. Management is responsible for the preparation and presentation of this interim financial information in accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union and applies to interim financial reporting ("IAS 34"). Our responsibility is to express a conclusion on this interim condensed financial information based on our review.

Scope of Review
With the exception of the matter referred to in the following paragraph, we conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" to which the Greek Auditing Standards refer to. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Greek Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Basis for Qualified Conclusion
As further discussed in Note 7 to the explanatory notes, the Group recognized in the three month period ended June 30, 2007, the share of profit in one of its associates of Euro 11.5 million through the application of the equity method and increased the carrying amount of its investment to Euro 20.7 million. These amounts are determined by using financial information which was not reviewed by Certified Auditors Accountants and which was prepared under different accounting policies and methods from those applied by the Group, a basis which does not comply with the provisions of IAS 28 "Investments in Associates". As a result, we are not in a position to assess whether the above amount is correctly determined.

Qualified Conclusion
Based on our review, except for the adjustments to the interim financial information that might have been determined to be necessary had we been able to satisfy ourselves as to the application of the equity method on one of the Group's associates, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Athens, August 29, 2007

Dimitris Constantinou
SOEL No. 16201

Vassilios Kaminaris
SOEL No. 20411

Ernst & Young (Hellas) S.A.
Certified Auditors Accountants
(SOEL No. 107)
11th Km Nt Rd Athens Lamia
144 51 Metamorfosi

ERNST & YOUNG

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE STATEMENTS OF INCOME FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro - except share and per share data)

	GROUP				PARENT COMPANY			
	01.01.2007-30.06.2007	(restated) 01.01.2006-30.06.2006	01.04.2007-30.06.2007	(restated) 01.04.2006-30.06.2006	01.01.2007-30.06.2007	(restated) 01.01.2006-30.06.2006	01.04.2007-30.06.2007	(restated) 01.04.2006-30.06.2006
REVENUES:								
Revenue from energy sales	2,299,105	2,160,141	1,143,470	1,047,370	2,299,105	2,160,141	1,143,470	1,047,370
Other	171,248	171,183	84,341	83,811	171,159	171,183	84,252	83,811
	2,470,353	2,331,324	1,227,811	1,131,181	2,470,264	2,331,324	1,227,722	1,131,181
EXPENSES:								
Payroll cost	529,455	512,919	275,170	266,948	527,947	511,132	273,815	266,054
Fuel	984,030	891,683	498,095	455,046	984,030	891,683	498,095	455,046
Depreciation and Amortization	245,249	250,441	125,409	128,338	242,890	247,781	124,245	127,008
Energy purchases	290,226	193,051	138,559	102,614	297,047	197,906	142,522	105,041
Transmission system usage	142,799	141,677	70,812	64,108	142,799	141,677	70,812	64,108
Emission allowances	5,015	-	469	-	5,015	-	469	-
Provisions	(24,245)	18,205	(24,607)	6,174	(24,245)	18,205	(24,607)	6,174
Financial expenses	88,563	80,437	44,911	41,052	88,563	80,436	44,911	41,052
Financial income	(17,132)	(22,497)	(12,253)	(11,366)	(17,108)	(22,432)	(12,238)	(11,331)
Other (income)/expense, net	128,818	139,071	69,862	76,481	127,548	138,639	68,863	76,269
Share of loss/(profit) of associates	(11,327)	(8,725)	(11,327)	(10,463)	-	-	-	-
Foreign currency (gains)/losses, net	(2,734)	(5,279)	(1,904)	(2,331)	(2,734)	(5,279)	(1,904)	(2,331)
Reversal of impairment loss in investment in associate	-	-	-	-	-	(11,201)	-	(11,201)
PROFIT BEFORE TAX	111,636	140,341	54,615	14.580	98,512	142,777	42,739	15,292
Income tax expense	(12,229)	(44,994)	3,793	(7,668)	(8,987)	(44,950)	6,647	(7,647)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS	99,407	95,347	58,408	6,912	89,525	97,827	49,386	7,645
Profit after tax from disposal group	-	-	-	-	4,218	108	3,220	54
PROFIT AFTER TAX	99,407	95,347	58,408	6,912	93,743	97,935	52,606	7,699
Earnings per share, basic and diluted	0.43	0.41	0.25	0.03				
Weighted average number of shares	232,000,000	232,000,000	232,000,000	232,000,000				

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE BALANCE SHEETS AS OF JUNE 30, 2007
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro- except share and per share data)

	GROUP		PARENT COMPANY	
	30.06.2007	31.12.2006	30.06.2007	31.12.2006
ASSETS				
Non – Current Assets:				
Property, plant and equipment, net	11,284,169	11,224,946	11,225,838	11,168,136
Intangibles, net	20,347	25,937	20,339	25,937
Available for sale financial assets	66,674	55,902	66,674	55,902
Other non- current assets	32,126	18,347	117,702	108,079
Total non-current assets	**11,403,316**	**11,325,132**	**11,430,553**	**11,358,054**
Current Assets:				
Materials, spare parts and supplies, net	652,895	602,520	652,406	602,031
Trade and other receivables, net and other current assets	1,036,238	974,900	1,037,395	975,977
Cash and cash equivalents	39,414	35,537	28,293	31,535
	1,728,547	**1,612,957**	**1,718,094**	**1,609,543**
Assets of disposal group classified as "held for sale"	-	-	61,167	57,296
Total Current Assets	**1,728,547**	**1,612,957**	**1,779,261**	**1,666,839**
Total Assets	**13,131,863**	**12,938,089**	**13,209,814**	**13,024,893**
EQUITY AND LIABILITIES				
EQUITY:				
Share capital	1,067,200	1,067,200	1,067,200	1,067,200
Share premium	106,679	106,679	106,679	106,679
Legal reserve	42,464	42,464	42,464	42,464
Revaluation surplus	4,175,422	4,175,422	4,175,422	4,175,422
Reversal of fixed assets' statutory revaluation surplus included in share capital	(947,342)	(947,342)	(947,342)	(947,342)
Reserves	256,789	246,017	256,789	246,017
Retained earnings	450,280	387,991	524,524	467,898
Total Equity	**5,151,492**	**5,078,431**	**5,225,736**	**5,158,338**
Non-Current Liabilities:				
Interest bearing loans and borrowings	2,736,683	2,695,987	2,736,530	2,695,834
Provisions	438,863	441,415	438,863	441,415
Other non-current liabilities	2,545,222	2,432,023	2,542,338	2,432,539
Total Non-Current Liabilities	**5,720,768**	**5,569,425**	**5,717,731**	**5,569,788**
Current Liabilities:				
Trade and other payables and other current liabilities	1,088,697	1,139,218	1,088,415	1,139,167
Dividends payable	37,326	212	37,326	212
Short term borrowings	130,000	117,600	130,000	117,600
Current portion of interest bearing loans and borrowings	1,003,580	1,033,203	1,003,512	1,033,135
	2,259,603	2,290,233	2,259,253	2,290,114
Liabilities directly associated with assets classified as "held for sale"	-	-	7,094	6,653
Total Current Liabilities	**2,259,603**	**2,290,233**	**2,266,347**	**2,296,767**
Total Liabilities and Equity	**13,131,863**	**12,938,089**	**13,209,814**	**13,024,893**

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED CHANGES IN EQUITY FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro- except share and per share data)

						Reserves				
	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Available for Sale Financial Assets Valuation Surplus	Tax - free and other Reserves	Reserves Total	Retained Earnings /Accumulated Deficit	Total Equity
Balance, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	510,159	5,208,781
Adjustments (Note 3.1)	-	-	-	-	-	-	-	-	(43,630)	(43,630)
Balance, as restated, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	466,529	5,165,151
Valuation of available for sale financial assets	-	-	-	-	-	(2,407)	-	(2,407)	-	(2,407)
Total income and expense for the period recognized directly in equity	-	-	-	-	-	(2,407)	-	(2,407)	-	(2,407)
Net income for the period	-	-	-	-	-	-	-	-	95,347	95,347
Total income and expense for the period	-	-	-	-	-	(2,407)	-	(2,407)	95,347	92,940
Dividends	-	-	-	-	-	-	-	-	(116,000)	(116,000)
Transfers	-	-	-	-	-	-	(17,440)	(17,440)	17,440	-
Other	-	-	-	-	-	-	-	-	2	2
Balance June 30, 2006	1,067,200	106,679	40,398	4,175,422	(947,342)	27,635	208,783	236,418	463,318	5,142,093
Balance, December 31, 2006	1,067,200	106,679	42,464	4,175,422	(947,342)	37,234	208,783	246,017	387,991	5,078,431
Valuation of available for sale financial assets	-	-	-	-	-	10,772	-	10,772	-	10,772
Total income and expense for the period recognized directly in equity	-	-	-	-	-	10,772	-	10,772	-	10,772
Net income for the period	-	-	-	-	-	-	-	-	99,407	99,407
Total income and expense for the period	-	-	-	-	-	10,772	-	10,772	99,407	110,179
Dividends	-	-	-	-	-	-	-	-	(37,120)	(37,120)
Other	-	-	-	-	-	-	-	-	2	2
Balance, June 30, 2007	1,067,200	106,679	42,464	4,175,422	(947,342)	48,006	208,783	256,789	450,280	5,151,492

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED SEPARATE CHANGES IN EQUITY FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro- except share and per share data)

						Reserves				
	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Available for Sale Financial Assets Valuation Surplus	Tax - free and other Reserves	Reserves Total	Retained Earnings /Accumulated Deficit	Total Equity
Balance, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	562,725	5,261,347
Adjustments (Note 3.1)	-	-	-	-	-	-	-	-	(43,630)	(43,630)
Balance, as restated, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	519,095	5,217,717
Valuation of available for sale financial assets	-	-	-	-	-	(2,407)	-	(2,407)	-	(2,407)
Total income and expense for the period recognized directly in equity	-	-	-	-	-	(2,407)	-	(2,407)	-	(2,407)
Net income for the period	-	-	-	-	-	-	-	-	97,935	97,935
Total income and expense for the period	-	-	-	-	-	(2,407)	-	(2,407)	97,935	95,528
Dividends	-	-	-	-	-	-	-	-	(116,000)	(116,000)
Transfers	-	-	-	-	-	-	(17,440)	(17,440)	17,440	-
Other	-	-	-	-	-	-	-	-	2	2
Balance June 30, 2006	1,067,200	106,679	40,398	4,175,422	(947,342)	27,635	208,783	236,418	518,472	5,197,247
Balance, December 31, 2006	1,067,200	106,679	42,464	4,175,422	(947,342)	37,234	208,783	246,017	467,898	5,158,338
Valuation of available for sale financial assets	-	-	-	-	-	10,772	-	10,772	-	10,772
Total income and expense for the period recognized directly in equity	-	-	-	-	-	10,772	-	10,772	-	10,772
Net income for the period	-	-	-	-	-	-	-	-	93,743	93,743
Total income and expense for the period	-	-	-	-	-	10,772	-	10,772	93,743	104,515
Dividends	-	-	-	-	-	-	-	-	(37,120)	(37,120)
Other	-	-	-	-	-	-	-	-	3	3
Balance, June 30, 2007	1,067,200	106,679	42,464	4,175,422	(947,342)	48,006	208,783	256,789	524,524	5,225,736

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro)

	GROUP		PARENT COMPANY	
	01.01.2007-30.06.2007	(restated) 01.01.2006-30.06.2006	01.01.2007-30.06.2007	(restated) 01.01.2006-30.06.2006
Cash flows from operating activities				
Profit before tax from continuing operations	111,636	140,341	98,512	142,777
Profit before tax from disposal group	-	-	4,838	152
Adjustments:				
Depreciation and amortization	317,376	320,103	315,017	320,103
Amortization of customers' contributions and subsidies	(29,926)	(28,172)	(29,926)	(28,172)
Interest expense	83,323	74,092	83,323	74,092
Other adjustments	(46,818)	2,871	(35,492)	460
Changes in assets	(77,294)	(121,602)	(77,374)	(121,732)
Changes in liabilities	(33,499)	66,249	(33,729)	66,251
Net Cash from Operating Activities	**324,798**	**453,882**	**325,169**	**453,931**
Cash Flows from Investing Activities				
Capital expenditure/ (disposal) of property plant and equipment and software	(376,024)	(316,540)	(376,007)	(316,540)
Proceeds from customers' contributions and subsidies	98,769	87,838	98,769	87,838
Interest and dividends received	16,567	6,336	16,567	6,271
Investments	(3,233)	(1,752)	(10,740)	(1,700)
Net Cash used in Investing Activities	**(263,921)**	**(224,118)**	**(271,411)**	**(224,131)**
Cash Flows from Financing Activities				
Net change in short term borrowings	12,400	12,100	12,400	12,100
Proceeds from interest bearing loans and borrowings	700,000	200,000	700,000	200,000
Principal payments of interest bearing loans and borrowing	(687,680)	(256,215)	(687,680)	(256,215)
Interest paid	(81,714)	(70,693)	(81,714)	(70,693)
Dividends paid	(6)	(115,620)	(6)	(115,620)
Net Cash used in Financing Activities	**(57,000)**	**(230,428)**	**(57,000)**	**(230,428)**
Net increase/(decrease) in cash and cash equivalents	3,877	(664)	(3,242)	(628)
Cash and cash equivalents at beginning of the period	35,537	38,176	31,535	29,351
Cash and cash equivalents at the end of the period	39,414	37,512	28,293	28,723

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

Index

(All amounts in thousands of Euro, unless otherwise stated)

1. CORPORATE INFORMATION

Public Power Corporation S.A. ("PPC" or the "Parent Company") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 ("the Liberalization Law"), which provided for, among other provisions, the transformation of PPC into a société anonyme. PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years. Effective December 2001, PPC's shares are listed on the Athens and the London Stock Exchanges.

The accompanying financial statements include the separate financial statements of PPC and the consolidated financial statements of PPC and its subsidiaries ("the Group").

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. At June 30, 2007 and 2006, the number of staff employed by the Group was approximately 25,860 and 26,649, respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO").

At June 30, 2007 and 2006, 259 and 271 employees, respectively have been transferred to several State agencies (ministries, organizations, etc.) out of which, 218 and 231 were compensated by PPC. The total payroll cost of such employees amounted to Euro 4,668 and Euro 4,195 for the six month period ended June 30, 2007 and 2006, respectively.

As a vertically integrated electric utility, PPC generates electricity in its own 98 power generating stations facilitates the transmission of electricity through approximately 11,660 kilometres of high voltage power lines and distributes electricity to consumers through approximately 211,500 kilometres of distribution network.

Lignite for PPC's lignite-fired power stations is extracted mainly from its own lignite mines. PPC has also constructed approximately 1,600 kilometres of fibre-optic network along its transmission lines and almost 200 kilometres of urban underground fibre optics network (Note 13 (a)).

2. CHANGES IN LEGAL FRAMEWORK

A generation authorization of a total capacity of 1,600 MW was granted to PPC for the renewal and replacement of older units' capacity. After their replacement, these units remain in "cold reserve" their management is conducted in compliance with the Grid Code and is undertaken by the HTSO on the basis of contracts concluded between HTSO and PPC, exclusively for the provision by HTSO of ancillary services and reserve power. On March 26, 2007 the Minister of Development announced the extension of the above mentioned authorization by 800 MW, along with a replacement of older units with an equal capacity for a period up to 2017. In order to effect the above announcement, a legislative amendment will be submitted to the Greek Parliament in the near future.

On June 13, 2007, the Minister of Development issued a Decision specifying Public Service Obligations (PSO), as follows:

a) Supply of energy to consumers of non – interconnected micro isolated islands, at the same rates, per category, as those of the interconnected system.

2. CHANGES IN LEGAL FRAMEWORK (CONTINUED)

b) Supply of energy at special rates to consumers with extended families (more than three children), as those are defined in relevant legislation.

The methodology of calculation and the method of compensation due for public service obligations will be determined through the issuance of a Ministerial Decision, which will also affect the determination of the accounting treatment to be followed.

3. BASIS OF PRESENTATION FOR THE INTERIM FINANCIAL STATEMENTS

3.1. BASIS OF PREPARATION

(a) ***Basis of preparation of financial statements:*** The accompanying interim condensed consolidated and separate financial statements ("financial statements") for the six month period ended June 30, 2007 have been prepared in accordance with IAS 34 "Interim Financial Reporting" which defines the form and the content of the interim financial statements. The accompanying financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the latest annual financial statements as at December 31, 2006 made publicly available.

The accompanying financial statements have been prepared under the historical cost convention except for certain assets that have been measured at fair value, assuming that PPC and its subsidiaries will continue as a going concern.

The financial statements are presented in thousands of Euro and all amounts are rounded to the nearest thousand, except when otherwise indicated.

(b) ***Reclassifications:*** Certain reclassifications have been made to prior year balances to conform to current year classifications. Such reclassifications did not have any effect on PPC's prior period results and relate to the classification of available for sale financial assets as well as the net assets and result of the disposal group classified as held for sale.

(c) ***Revision of previously reported items:*** In 2006, the Parent Company identified certain payroll obligations for which no liability had been recognised in previous periods. As a result, the Parent Company decided to proceed to a revision of previously reported shareholders' equity for the period ended June 30, 2006 and for the year ended December 31, 2005, as well as pre tax and after tax profit for the aforementioned periods. The effect of the above revision on the Parent Company's financial statements is as follows:

	June 30, 2006	December 31, 2005
Decrease in shareholders' equity	(44,732)	(43,630)
Profit before tax	(1,102)	-
Profit after tax	(826)	-

(All amounts in thousands of Euro, unless otherwise stated)

3.1. BASIS OF PREPARATION (CONTINUED)

The effect of the above revision on earnings per share for the six month period ended June 30, 2006, has as follows:

	June 30, 2006	
	Group	Company
Earnings per share, as previously reported	0.41	-
Effect of revision	-	-
Earnings per share, as revised	0.41	-

3.2. ACCOUNTING POLICIES

The accounting policies applied to the financial statements are the same as those applied to the annual separate and consolidated financial statements for the year ended December 31, 2006 except for the following standards and interpretations that became effective within 2007:

(i) ***IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective for financial years beginning on or after January 1, 2007),*** IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company has assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital. As the Company has prepared interim condensed financial statements in accordance with IAS 34, Interim Financial Reporting, the interim condensed financial statements do not include all the information and disclosures required by IFRS 7. Full disclosure will be made when the financial statements for the year ended December 31, 2007 are prepared.

(ii) ***IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective for financial years beginning on or after March 1, 2006):*** IFRIC 7 requires entities to apply IAS 29 Financial Reporting in Hyper-inflationary Economies in the reporting period in which an entity first identifies the existence of hyperinflation in the economy of its functional currency as if the economy had always been hyperinflationary. The adoption of IFRIC 7 did not impact PPC's financial statements as it is not relevant.

(iii) ***IFRIC 8, Scope of IFRS 2 (effective for financial years beginning on or after May 1, 2006):*** IFRIC 8 clarifies that IFRS 2 *Share-based payment* will apply to any arrangement when equity instruments are granted or liabilities (based on the value of an entity's equity instrument) are incurred by an entity, when the identifiable consideration appears to be less that the fair value of the instruments given. The adoption of IFRIC 8 did not impact PPC's financial statements as it is not relevant.

(All amounts in thousands of Euro, unless otherwise stated)

3.2. ACCOUNTING POLICIES (CONTINUED)

(iv) ***IFRIC 9, Reassessment of Embedded Derivatives (effective for financial years beginning on or after June 1, 2006):*** IFRIC 9 requires an entity to assess whether a contract contains an embedded derivative at the date an entity first becomes a party to the contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows. The adoption of IFRIC 9 did not impact PPC's financial statements.

(v) ***IFRIC 10, Interim Financial Reporting and Impairment (effective for financial years beginning on or after November 1, 2006):*** IFRIC 10 prohibits an entity from reversing an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instruments or a financial assets carried at cost. The adoption of this IFRIC did not impact PPC's financial statements.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new amendments and interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after January 1, 2008 or later periods but which the Company, where applicable and appropriate, has not early adopted, as follows:

(i) ***Amendment to IAS 23, Borrowing Costs*** *(effective for financial years beginning on or after January 1, 2009),* On March 29, 2007, the IASB issued a revised IAS 23, Borrowing Costs. The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such assets. The Company is in the process of assessing the impact the amendment to the standard will have on its financial statements. This amendment to the Standard has not yet been endorsed by the EU.

(ii) ***IFRIC 13, Customer Loyalty Programs*** *(effective for financial years beginning on or after January 1, 2008),* The Interpretation addresses accounting by the entity that grants award credits to its customers. An entity shall account for award credits as a separately identifiable component of the sales transaction in which they are granted (the 'initial sale'). The fair value of the consideration received or receivable in respect of the initial sale shall be allocated between the award credits and the other components of the sale. If at any time the unavoidable costs of meeting the obligations to supply the awards are expected to exceed the consideration received and receivable for them, the entity has onerous contracts. IFRIC 13 is not relevant to the Company's operations. This Interpretation has not yet been endorsed by the EU.

(iii) ***IFRIC 14, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*** *(effective for financial years beginning on or after January 1, 2008),* The interpretation addresses three issues, namely, (i) when refunds or reductions in future contributions should be regarded as "available" in the context of paragraph 58 of IAS 19, Employee Benefits, (ii) how a minimum funding requirement might affect the availability of reductions in future contributions, and (iii) when a funding requirement might give rise to a liability. Furthermore, should a minimum funding requirement exist, the Interpretation distinguishes between contributions that are required to cover an existing shortfall for past service on the minimum funding basis and, the future accrual of benefits. IFRIC 13 is not relevant to the Company's operations. This Interpretation has not yet been endorsed by the EU.

(All amounts in thousands of Euro, unless otherwise stated)

4. ACCOUNTING ESTIMATES

The significant accounting estimates made during the preparation of the financial statements are the same as those applied during the preparation of the annual financial statements.

Additionally, the Ministerial Decision issued in July 28, 2006, provides that residential customers with a specified consumption level achieving a specified reduction in their annual consumption for the period from August 1, 2006 to July 31, 2007 compared to the previous corresponding period are entitled to a 5% discount on the total amount billed by PPC. Such discount, due to the lack of historical trends, has been estimated during the preparation of the interim financial statements by using actual discounts provided to customers during the period from August 1, 2007 up to the issue of the accompanying financial statements and accrued for the period concerned. The discount estimated amounts to Euro 3,274.

5. SEASONALITY OF OPERATIONS

The Company's operations are subject to seasonality due to the increased demand for electricity during the summer and winter months, a trend which is not reflected in its operating results as these are affected by external factors (fuel prices, hydrological conditions etc.).

6. INVESTMENTS IN SUBSIDIARIES

The direct subsidiaries of PPC are as follows:

	Group		Company	
	30.06.2007	31.12.2006	30.06.2007	31.12.2006
PPC Telecommunications	-	-	57,419	57,419
PPC Rhodes S.A.	-	-	838	838
PPC Renewables S.A.	-	-	14,535	6,335
PPC Crete S.A.	-	-	982	982
Total	-	-	73,774	65,574

The consolidated financial statements include the financial statements of PPC and the subsidiaries listed bellow:

NAME	Ownership Interest	Country of Incorporation	Principal Activities
PPC Renewables S.A.	100%	Greece	Engineering, consulting, technical and commercial services
PPC Rhodes S.A.	100%	Greece	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	Greece	Telecommunication services
PPC Crete S.A.	100%	Greece	Engineering services, construction and operation of a power plant
Arkadikos Ilios Ena S.A.	100%	Greece	Construction, installation and operation of solar energy generation units
Arkadikos Ilios Dio S.A.	100%	Greece	Construction, installation and operation of solar energy generation units
Arkadikos Ilios Tria S.A.	100%	Greece	Construction, installation and operation of solar energy generation units

(All amounts in thousands of Euro, unless otherwise stated)

6. INVESTMENTS IN SUBSIDIARIES (CONTINUED)

In June 2006, the Annual Shareholders' General Assemblies for PPC Rhodes S.A. and PPC Kriti S.A. decided to dissolve the aforementioned companies and to initiate the appropriate procedures on July 1, 2006. In July 2007, an extraordinary Shareholders' General Assembly for PPC Crete S.A. ratified the dissolution of the company. The process for PPC Rhodes S.A. is yet to be completed.

During the first quarter of 2007 PPC Renewables S.A. established three new subsidiaries, Arkadikos Ilios Ena S.A., Arkadikos Ilios Dio S.A., and Arkadikos Ilios Tria S.A., for the purpose of constructing and operating new solar energy production units.

During the six months ended June 30, 2007, the Parent Company participate in the share capital increase of its subsidiary PPC Renewables S.A. by contributing in cash an amount of Euro 8,200. In July 2007 the share capital of PPC Telecommunications S.A. was increased by Euro 9,195 an amount that was paid in full by the Parent Company on July 23, 2007.

7. INVESTMENTS IN ASSOCIATES

	Group		Company	
	30.06.2007	**31.12.2006**	**30.06.2007**	**31.12.2006**
HTSO	144	144	144	144
WIND-PPC Holding N.V.	-	-	-	-
LARKO S.A.	20,711	9,238	37,032	37,032
Investments through PPC Renewables	4,415	3,648	-	-
Total	**25,270**	**13,030**	**37,176**	**37,176**

The Group's ownership interest in the above associates as at June 30, 2007 was as follows:

Name	Ownership Interest	Country of Incorporation	Principal Activities
HTSO	49%	Greece	Transmission System Operator
WIND-PPC Holding N.V.	50% less one share	Netherlands	Telecommunication services
Investments through PPC Renewables	49%	Greece	Energy generation from renewable sources
Larko S.A.	28.56%	Greece	Metallurgical

Larko S.A. does not prepare interim financial statements under International Financial Reporting Standards. The Group in applying the equity method of accounting for this associate in its June 30, 2007 consolidated interim financial statements used pro-forma statutory financial information provided by Larko S.A., a basis which is not in accordance with the methods prescribed by IAS 28 "Investments in Associates".

(All amounts in thousands of Euro, unless otherwise stated)

8. INVESTMENTS IN JOINT VENTURES

In 2006, the Parent Company together with Contour Global LLP (a US holding company), established a 50% jointly controlled entity named SENCAP S.A. ("SENCAP" - a holding entity) whose objective is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, in South East Europe, Italy, Turkey, and selectively in the Mediterranean area. Following a recent amendment of SENCAP's statutes, among the objectives of the company was included the procurement and trading of fuel, minerals and other materials.

The initial share capital of SENCAP was set at Euro 60, paid by both parties within 2006. In accordance with the shareholders' agreement signed between PPC and Contour Global LLP, each partner will contribute an amount of up to Euro 300 million within the forthcoming five years in order for SENCAP to be able to finance its investment opportunities.

During the six months ending June 30, 2007, both parties agreed the participation of the European Bank of Reconstruction and Development (EBRD) in the share capital of SENCAP, by a percentage of 10%. During the six months ending June 30, 2007, SENCAP also proceeded to the increase of its share capital by an amount of Euro 5.65 million. The Parent Company participated in the share capital increase by an amount of Euro 2.54 million which at June 30, 2007 had been paid in full.

Furthermore, in July 2007, the Parent Company's Board of Directors approved the terms and conditions for the participation of the International Finance Corporation (IFC) in the share capital of SENCAP.

9. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

PPC balances with its subsidiaries and its associates as of June 30, 2007 and December 31, 2006 are as follows:

	June 30, 2007		December 31, 2006	
	Receivable	(Payable)	Receivable	(Payable)
Subsidiaries				
- PPC Telecommunications S.A.	308	-	290	-
- PPC Renewables S.A.	1,393	-	1,387	-
- PPC Rhodes S.A.	29	-	29	-
- PPC Crete S.A.	-	-	43	-
	1,730	**-**	**1,749**	**-**
Associates				
- HTSO	128,423	(159,236)	126,291	(179,200)
- Tellas	13,155	(11,038)	11,426	(10,096)
- Larco (energy, lignite and ash)	35,607	(3,000)	35,465	(220)
	177,185	**(173,274)**	**173,182**	**(189,516)**

(All amounts in thousands of Euro, unless otherwise stated)

9. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

PPC's transactions with its subsidiaries and its associates for the six month period ended June 30, 2007 and 2006 are as follows:

	June 30, 2007		June 30, 2006	
	Sales	(Purchases)	Sales	(Purchases)
Subsidiaries				
- PPC Telecommunications S.A.	17	-	17	-
- PPC Renewables S.A.	5	-	5	-
- PPC Rhodes S.A.	5	-	5	-
- PPC Crete S.A.	2	-	3	-
	29	**-**	**30**	**-**
Associates				
- HTSO				
- Use of the transmission system	122,309	-	121,183	-
- Fees for seconded staff	5,907	-	5,940	-
- Access to and operation of transmission system	-	(142,799)	-	(141,677)
- Energy purchases	-	(185,007)	-	(113,460)
- Other services rendered	10,797	-	13,217	-
- Tellas	2,044	(1,130)	1,858	(1,315)
- Larco (energy, lignite and ash)	30,695	(2,501)	26,796	-
	171,752	**(331,437)**	**168,994**	**(256,452)**

As at June 30, 2007 the Parent Company had an issued guarantee in favour of Tellas, an associate company, in connection with a bond of Euro 50 million.

Transactions and balances with other government owned entities

The following table presents purchases and balances with Hellenic Petroleum ("ELPE") and National Gas Company ("DEPA"), which are PPC's liquid fuel and natural gas suppliers, respectively.

	June 30, 2007		June 30, 2006	
	Purchases	Balance	Purchases	Balance
ELPE, purchases of liquid fuel	251,073	27,257	296,078	22,796
DEPA, purchases of natural gas	300,617	48,254	195,576	41,607
	551,690	**75,511**	**491,654**	**64,403**

Further to the above, PPC enters into transactions with many government owned profit oriented entities within its normal course of business (sale of electricity, services received, etc.). All transactions with government owned entities are performed at arm's length terms.

(All amounts in thousands of Euro, unless otherwise stated)

9. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

Management compensation

Fees concerning management members (Board of Directors and General Managers) for the six month period ended June 30, 2007 and 2006 have as follows:

	June 30, 2007	June 30, 2006
Compensation of members of the Board of Directors		
- Executive members of the Board of Directors	229	100
- Non-executive members of the Board of Directors	126	188
- Contributions to defined contribution plans	1	5
	356	293
Compensation of General Managers		
- Regular compensation	635	441
- Contribution to defined contribution plans	71	44
	706	485
Total	1,062	778

Compensation to members of the Board of Directors does not include standard payroll, paid to representatives of employees that participate in the Parent Company's Board of Directors and related contributions to social security funds.

10. DISPOSAL GROUP CLASSIFIED AS "HELD FOR SALE"

On November 21, 2006 and December 19, 2006, the Board of Directors of the Parent Company decided to proceed to the spin-off of all of its renewable energy plants ("disposal group" consisting of wind farms, solar power plants, geothermic plants and small hydro-electric plants, either operating or under construction) and to transfer them to its 100% subsidiary PPC Renewables S.A. in exchange of shares through an equivalent increase of the subsidiary's share capital.

The rationale underlying this transaction is to allow such disposal group to operate in a more efficient manner, as PPC Renewables S.A. operates exclusively in this sector. The legal procedures of the transactions are expected to be completed by the end of 2007, with effect from January 1, 2007 onwards.

As a result, at December 31, 2006, and due to the fact that the transaction has commercial substance, PPC, in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations" classified the above disposal group as "held for sale" in the separate financial statements, while the above did not have any impact on the consolidated financial statements.

(All amounts in thousands of Euro, unless otherwise stated)

10. DISPOSAL GROUP CLASSIFIED AS "HELD FOR SALE"(continued)

The major classes of assets and liabilities of this disposal group "held for sale" as at June 30, 2007 are as follows:

	Group		Parent Company	
	30.06.2007	31.12.2006	30.06.2007	31.12.2006
Assets				
Property, plant and equipment	-	-	60,678	56,807
Materials and spare parts	-	-	489	489
Assets classified as "held for sale"	-	-	**61,167**	**57,296**
Liabilities				
Long-term liabilities	-	-	(221)	(221)
Subsidies	-	-	(6,873)	(6,432)
Liabilities directly associated with assets classified as "held for sale"	-	-	**(7,094)**	**(6,653)**
Net assets directly associated with disposal group	-	-	**54,073**	**50,643**

The results of this disposal group for the six month ended June 30, 2007 and June 30, 2006 are presented below:

	Group		Company	
	2007	2006	2007	2006
Revenue	-	-	6,821	4,855
Expenses	-	-	(1,983)	(4,703)
Income before tax	-	-	**4,838**	**152**
Tax expense related to pre-tax income	-	-	(620)	(44)
Profit for the year from disposal group classified as "held for sale"	-	-	**4,218**	**108**

Upon completion of the transaction, the net assets will be transferred at their fair value according to the relevant provisions of IAS 16 "Property, plant and equipment" regarding exchanges of assets. The fair value of the disposal group at January 1, 2007 as determined by independent appraisers amounts to Euro 54,448.

11. DIVIDENDS

On June 15, 2007, the Parent Company's Shareholders; General Assembly approved the distribution of dividends for the year 2006 of Euro 37,120 (Euro 0.16 per share – full amount). The amount was paid to the Parent Company's shareholders on July 4, 2007.

12. LOAN AGREEMENTS - REPAYMENTS

Within the six month period ended June 30, 2007 the Parent Company issued six bond series for a total amount of Euro 700 million repayable within the period 2008-2012, bearing interest at EURIBOR plus a margin.

(All amounts in thousands of Euro, unless otherwise stated)

12. LOAN AGREEMENTS – REPAYMENTS (continued)

At June 30, 2007 the available committed credit lines of the overdraft facilities amounted to Euro 280 million while the Parent Company had also Euro 100 million of uncommitted credit lines overdraft facilities. At June 30, 2007, the unused portion of all overdraft committed facilities of the Parent Company amounted to Euro 150 million and the unused portion of uncommitted overdraft facilities amounted to Euro 100 million.

The loan repayments for the six month period ended June 30, 2007 amounted to Euro 687,680.

13. COMMITMENTS AND CONTINGENCIES

*(a) **Agreement with WIND:*** One of PPC's subsidiaries, PPC Telecommunications S.A., has formed a company with WIND S.p.A. (WIND-PPC Holdings N.V.), which is the sole shareholder of Tellas S.A. Telecommunications ("Tellas"). Tellas started providing fixed and fixed wireless telephony as well as Internet services in Greece in 2003. The Group's total estimated equity contribution into Tellas is not expected to exceed Euro 90 million up to 2011, of which, at June 30, 2007, an amount of approximately Euro 55 million has already been invested through PPC Telecommunications S.A. Furthermore, PPC has also constructed a fibre-optic network along its existing lines which is leased to Tellas under an agreement expiring on December 31, 2017. PPC is responsible for maintaining the fibre-optic network in good order while rentals are receivable annually in arrears based on a formula defined in the agreement. On July 31, 2007 the Parent Company's Board of Directors accepted Weather Investments' (the parent company of WIND S.p.A.) offer regarding the sale of PPC's participation in Tellas for an amount of Euro 175 million. Network rentals by PPC to Tellas as well the provision of telecommunication services by Tellas to PPC, will continue.

(b) Acquisition Program:

*(i) **Acquisition of power plant in Bulgaria:*** In April 2005, PPC participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC submitted offers for two out of the three power plants (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stalled the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD for more than a year, the Privatization Agency of Bulgaria with its Decision on July 4, 2006 declared PPC as the winning bidder for the Bobov Dol power plant and summoned PPC to negotiations in order to complete the deal. PPC, due to the amount of time elapsed, proceeded with a confirmatory due diligence, after which negotiations were repeated in order to conclude the Agreement, until September 12, 2006.

Bulgaria's Privatization Agency rescheduled, in time, the above mentioned deadline three times for December 11, 2006, February 9, 2007 and April 10, 2007. Upon expiration of the final deadline, the Bulgarian Privatization Agency interrupted negotiations and proceeded to the termination of the privatization procedure. In May 2007 PPC filed appeals to the Bulgarian Administrative Court against the decision of the Bulgarian Privatisation Agency. Furthermore, PPC expressed its intention to the Bulgarian Ministry of Environment and Waters to continue negotiations in order to conclude the transaction. On April 24, 2007, following a decision by PPC's Board of Directors, SENCAP S.A has undertaken Bobov Dol's privatization project in a manner not offending the tender's terms.

(All amounts in thousands of Euro, unless otherwise stated)

13. COMMITMENTS AND CONTINGENCIES (continued)

(ii) ***Common participation with ENEL SpA in Kosovo's tender:*** In November 2006, SENCAP signed an agreement with ENEL SpA, the Italian power company, to form a bidding consortium in order to commonly participate in a tender of the Ministry of Energy and Mines of Kosovo's Temporary Self Administration. The Ministry was seeking participation of competent private investors for the preliminary stage of the tender. A common expression of interest was filed in late November 2006. The project of the above mentioned tender consists of the following: a) construction of a new power generating station with an installed capacity up to 2,100 MW, approximately, b) development of a new lignite mine for the existing power generating stations, c) development of a new mine in order to supply new generating stations and d) upgrading of the existing power generating station. By late December 2006, Kosovo's Ministry of Energy and Mines announced that the bidding consortium formed by SENCAP and ENEL SpA was among the four competitors, out of ten, pre-selected, thus will proceed to the next stage of the tender. At the beginning of August 2007, the Project Steering Committee announced the engagement of Transaction Advisors, Legal/Regulatory Advisors and Environmental/Social Safeguards Advisors for the project.

(iii) ***Participation in FYROM's tender:*** On July 20 2007, SENCAP submitted its offer to the Ministry of Economy of FYROM for the acquisition of TEC Negotino Power Station (a liquid fuel power station with an installed capacity of 219 MW) and the construction of a new power station with a minimum installed capacity of 300 MW in the Negotino area. Despite the fact that SENCAP submitted the highest offer in terms of price and size of the new power plant, in August 2007 the process was concluded in favour of another bidder. Following this development, SENCAP officially submitted an appeal to the Commission for complaints of FYROM, on August 7, 2007.

(c) ***Ownership of Property:*** According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred to the State at no charge, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, if such land is no longer needed by PPC S.A. for the fulfilment of its purposes.

(All amounts in thousands of Euro, unless otherwise stated)

13. COMMITMENTS AND CONTINGENCIES (continued)

(d) ***Litigation and Claims:*** The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at June 30, 2007 amounts to approximately, Euro 409 million, as further analysed below:

1. **Claims with contractors, suppliers and other claims:** A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 246 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. **Fire incidents:** A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The total amount involved is approximately Euro 36 million.

3. **Claims by employees:** Employees are claiming the amount of Euro 127 million, for allowances and other benefits that according to the employees should have been paid by PPC.

For the above amounts the Group has established provisions, which at June 30, 2007 totalled approximately Euro 135 million.

(e) ***Litigation with PPC Personnel Insurance Organization (PIO):*** Until June 30, 2007, the PPC Personnel Insurance Organization ("PPC PIO") had filed five actions in law before courts against PPC, for a total amount of Euro 83,742, aiming to: a) obtain the ownership of a building sold by PPC in 1999 for a consideration of Euro 13,294, b) obtain the ownership of certain properties owned by PPC and collect the rents earned by PPC over a specified period of time, for an amount of Euro 3,000, c) obtain the ownership of a building for an estimated value of Euro 8,000, d) be compensated for securities which became property of PPC part of which was sold, as well as for related dividends collected for an amount of Euro 59,393 and e) receive other compensation for an amount of Euro 55. Cases under (a) and (b) have already been discussed before first instance courts. On case under (a) PPC PIO obtained a favourable judgment by the first instance court. PPC filed an appeal which as well as all other cases will be discussed before the competent courts on various dates during 2007. For the above amounts PPC established provisions, which at June 30, 2007 totalled approximately Euro 39 million.

(f) ***Environmental Obligations:*** Key uncertainties that may influence the final level of environmental investment which the Group will be required to make over the forthcoming decade, include:

1. Following the issuance of Common Ministerial Decisions for all hydroelectric power plants, only the environmental permit for HEP Plastiras, and the national transmission network, (which have already been submitted to the Ministry of Environment, Planning and Public Works), are still pending.

(All amounts in thousands of Euro, unless otherwise stated)

13. COMMITMENTS AND CONTINGENCIES (continued)

2. According to Greek Law 3481/2006, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the hydroelectric project of Messochora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project of vehicular communications. At June 30, 2007, the accumulated amount of the hydroelectric project of Messochora Power Plant amounted to Euro 270 million.

3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MW) have been defined on July 2006 at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plants stations, (2) reduce the hours of operation of its oil fired stations. In accordance with European Directive 2001/80/EC, a pollutants emission reduction plan for existing Large Combustion Plants has been approved by PPC's Board of Directors, and this includes, among others, the following measures:

   - Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours both of them as one installation) from January 1, 2008 until December 31, 2015 at the latest.
   - By the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.
   - By the end of 2007, all measures for the installation and continuous operation for the flue gas desulphurization plant in Unit III of Megalopolis plant should be completed.
   - By the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plan, should be implemented. For the Linoperamata Steam Electric Station, low sulphur heavy fuel oil is already in use by January 1, 2007.

   PPC's emission reduction plan has been submitted in time to the authorities, in order to be incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.

   The renewal of the environmental permits, of the Amyntaion, Ptolemais, Kardia and Liptol Steam Electric Stations, are expected to be completed during September 2007, as well as the issue of the Common Ministerial Decision specifying in detail the National Reduction Plan, will designate the future need for further environmental investments.

(All amounts in thousands of Euro, unless otherwise stated)

13. COMMITMENTS AND CONTINGENCIES (continued)

4. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground networks in the future.

5. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC of a full environmental impact assessment study, the Ministry of Environment issued in May 2004 the environmental permit for the construction and operation of an environmentally – controlled landfill site for the disposal of the bulk of asbestos containing material existing in its premises.

6. During the operation of the Transmission Lines and Substations, there is no electromagnetic radiation in close proximity to the lines and substations, but two separate fields, the magnetic and the electric field. At places where the public or the Company's personnel might find themselves close to the above mentioned lines and substations, the values of those fields are substantially less than the limits established by the International Commission on Non Ionizing Radiation Protection (ICNIRP), in cooperation with the World Health Organization (WHO). The above mentioned limits have also been adopted by the European Union as well as the Greek Legislation. It must be noted though, that the limits stated in the above regulations for both electric and magnetic fields do not constitute dangerous values, but contain rather large safety factors, in order to cover for vagueness due to the limited knowledge about both the magnetic and electric fields' influence in order to fulfil the requirement for the prevention of adverse effects.

(g) CO_2 Emissions: The issuance of the common Ministerial Decision finalized the Greek National Allocation Plan for the first trading period 2005 – 2007. According to the above mentioned National Allocation Plan (NAP), PPC has been allocated for the period 2005 - 2007 emission allowances of 159.13 million tones CO_2 out of which 52.22 million tones CO_2, 53.30 million tones CO_2 and 53.61 million tonnes CO_2 for the years 2005 to 2007, respectively. It is noted that the allocation of emission allowances will be considered final, both, for years 2005 and 2006, after the Greek Competent Authorities settles PPC's request for additional emission allowances to be allocated to the "Unknown New Entrants". No emission allowances have been allocated to these units in NAP 2005-2007, since these units have been put in operation as emergency units to cover summer peak demands. In any case, the allocation of these additional emission allowances corresponds to a very small percentage of the total amount of emission allowances allocated to PPC's bound plants by the above mentioned Common Ministerial Decision.

In January 2006, the Competent Authority has issued the CO_2 emission allowances for twenty-nine (29) bound plants of PPC and in March 2007 the allowances of two (2) new bound plants of PPC (Local Power Stations of Patmos and Sifnos). However, it is pointed out the allocation of CO_2 emission allowances by the Competent Authority for the "Known New Entrants" of PPC, as provided by the NAP 2005-2007 is still pending. These allowances constitute a significant portion of the overall emission allowances allocated to PPC by the aforementioned Common Ministerial Decision. PPC's CO_2 emissions for 2005, 2006 and the six months ended June 30, 2007 amounted to 52.56 million tones., 50.45 million tones and 24.84 million tones. PPC's CO_2 emissions for 2007 are estimated to be 51.64 million tones. Emission allowances allocated to PPC for 2007 (53.61 million tones) fully cover estimated emissions, hence no shortage of allowances is expected for 2007.

(All amounts in thousands of Euro, unless otherwise stated)

13. COMMITMENTS AND CONTINGENCIES (continued)

(h) ***Business Plan:*** In May 2006, PPC's Board of Directors approved the Company's Business Plan for the five year period 2006 – 2010, as well as a Study for the enhancement of performance and the rationalization of costs for the same period. The basic axis of PPC's Business Plan is the Conversion Programme under the name "HERCULES".

(i) ***Tax audit:*** In June 2007, the tax authorities performed a tax audit of the years 2004 and 2005 and assessed to the Parent Company an amount of Euro 15,992 which was offset against income tax advance payments of Euro 23,339. The Parent Company has tax losses of Euro 57 million arising from the fiscal year 2006. Such tax losses, to the extent they are accepted by the tax authorities, can be used to offset taxable profits of the five fiscal years following the fiscal year to which they relate. A deferred tax asset has not been recognized in respect of these losses as their recovery is uncertain.

(j) ***Power plant lease:*** In June 2007, the Parent Company's Board of Directors decided to lease a 147 MW natural gas fired power plant, owned by "Eron Thermoilektriki S.A. for the period from July 1, 2007 to September 30, 2010 and for an annual fee of Euro 11 million.

14. SUBSEQUENT EVENTS

(a) ***International Fuel Tender:*** In July 2007, PPC announced an international call for the expression of interest regarding the supply of fuel oil.

(b) ***Tender for the supply and installation of Unit 5 of the Lavrion Power Thermal Plant:*** On July 20, 2007, the Court of Justice of the European Communities issued a decision on a case, concerning an alleged breach of Community Law on public procurements, by PPC in relation to the Tender for the supply and installation of Unit 5 of the Lavrion Thermal Power Plant. The Court's decision dismissed the European Commission's action on all parts concerning a) acceptance by PPC of a bid submitted by the consortium AEGEK – AKTOR, judging that AEGEK met the condition of participation as "consortium leader" and b) the validity of the bid for the long term maintenance by METKA of the gas turbine of the above mentioned Unit, on behalf of "General Electric".

(c) ***Tender for the supply and installation of a 400 MW power plant at Aliveri:*** On July 20, 2007 PPC received a letter by the Internal Market and Services Directorate General of the European Commission on the complain concerning the tender for the supply and installation of a 400 MW power plant at Aliveri, which stated that the E.U. competent authorities have reached the conclusion that they do not –at this stage- possess evidence of a breach in Community Law on public procurements concerning the issues addressed by the complaint in question.

(d) ***New combined cycle natural gas unit in Aliveri:*** The PPC Board of Directors, in its meeting held on July 24, 2007 awarded a contract for the construction of combined cycle natural gas unit with an installed capacity of 427,4 MW, which will be located in Aliveri, to Metka S.A., the most competitive bidder. The project's cost will amount to Euro 219,160 and it must be completed within 27 months since the signing of the contract.

(All amounts in thousands of Euro, unless otherwise stated)

14. SUBSEQUENT EVENTS (continued)

(e) ***Changes in PPC's organizational structure:*** In July 2007 the Parent Company's Board of Directors introduced three new hierarchical positions in its organizational structure as follows: (i) Deputy Chief Executive Officer for the divisions of Mines, Generation and Supply ii) Deputy Chief Executive Officer for the divisions of Transmission, Distribution, Islands' Network Operator as well as Testing, Research and Standards Center and iii) Deputy Chief Executive Officer for the divisions of Finance, Human Resources and Organization as well as the new Administrative Division

(f) ***Electricity tariff increases:*** On July 30, 2007, the Minister of Development, following PPC's request and an opinion issued by the Energy Regulatory Authority, approved the increase on the electricity tariffs (effective from August 1, 2007 onwards), as follows: (i) a 2.5% increase of the tariff for all agricultural customers as well as customers with extended families (more than three children), (ii) a 2.6% increase of the tariff for household (residential) customers whose periodical four month consumption does not exceed a level of 800KWh and a 3.8% increase for household customers with a periodical four month consumption exceeding 800 KWh, (ii) a 3.5% increase on tariffs of all other customer categories (with the exception of industrial tariffs and reduced nighttime consumption tariffs which have already been subject to increases effective April 1, 2007). The above mentioned Ministerial Decision also provides that residential customers with an annual consumption of 12,000 KWh achieving a reduction of at least 6% of their annual consumption for the period from August 1, 2007 to July 31, 2008, compared to the previous corresponding period, will be entitled to a 5% discount on the total amount billed by PPC.

(g) ***Procurement of lignite from LARKO S.A.:*** On August 24, 2007 the Parent Company signed a contract for the procurement of lignite from LARKO S.A. for a total amount of 1.2 million tones (with a right of 15% increase) for a period of four years and a total amount of Euro 25.8 million. Given the fact that at the time of signing the contract LARKO S.A. had outstanding payables of an equal amount to PPC from the supply of electricity, payments for the procurement of lignite will be settled against the abovementioned receivable from LARKO S.A.. PPC had established a provision against this receivable in prior periods. Such provision was reversed in the second quarter of 2007 as the collectibility of this receivable has been secured both via the above contact as well as the good execution guarantee (covering the contractual amount and term) issued in favor of PPC.

(All amounts in thousands of Euro, unless otherwise stated)

15. SEGMENT INFORMATION

Sales and inter segment results are as follows:

	Mines		Generation		Transmission		Distribution		Supply		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Revenues	404,657	400,787	1,970,464	1,578,832	132,354	111,242	343,911	317,867	2,391,941	2,182,998	(2,772,974)	(2,260,402)	2,470,353	2,331,324
Segment result/profit	27,698	25,600	363,180	88,775	41,254	20,891	32,876	9,504	(276,136)	67,283	-	-	188,872	212,053
Financial expenses													(88,563)	(80,437)
Share of gain/(loss) of associates													11,327	8,725
Income Tax													(12,229)	(44,994)
Net Profit													99,407	95,347
Inter segment costs	28,158	24,393	453,002	411,610	1,169	1,209	-	-	2,290,645	1,823,190	(2,772,974)	(2,260,402)	-	-

(All amounts in thousands of Euro, unless otherwise stated)

PUBLIC POWER CORPORATION S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD
January 1 2007 - June 30 2007

According to the Decision 2/396/31.08.2006 of the Hellenic Capital Market Commission' s Board of Directors

The following infromation is a general overview of the financial status of Public Power Corporation S.A. and PPC Group. We recommend to our readers before proceeding to any investing transaction to visit our site, where all the periodically financial statements are published, according to IAS as well as the auditor's report whenever is requested.

COMPANY'S DETAILS

		Board of Directors:	
Company's address:	Chalkokondyli 30 - 104 32 Athens	Athanasopoulos Panagiotis	Chairman & Chief Executive Officer
Reg No:	47829/06/B/00/2	Chatziargyriou Nikolaos	Vice Chairman
Appropriate Authority:	Ministry of Development	Giannidis Ioannis	Member
Date of approval by the Board of Directors:	August 28, 2007	Efstathopoulos Spyridon	Member
Certified auditor accountant:	Dimitrios Constantinou, Vassilios Kaminaris	Cortessis Michael	Member
Audit company:	Ernst & Young (Hellas) Certified Auditors Accountants S.A.	Magirou Evangelos	Member
Type of auditors' report:	Opinion with exception	Marinidis Georgios	Member
Web site	www.dei.gr	Mergos Georgios	Member

address:

Michalos Constantine	Member
Panagopoulos Ioannis	Member
Tsarouchas Ioannis	Member

BALANCE SHEET
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	30.06.2007	**31.12.2006**	**30.06.2007**	**31.12.2006**
ASSETS				
Total non current assets	11.403.316	11.325.132	11.430.553	11.358.054
Materials, spare parts and supplies, net	652.895	602.520	652.406	602.031
Trade receivables	976.167	940.391	977.324	941.468
Other current assets	99.485	70.046	149.531	123.340
Total assets	**13.131.863**	**12.938.089**	**13.209.814**	**13.024.893**
EQUITY AND LIABILITIES				
Non current liabilities	5.720.768	5.569.425	5.717.731	5.569.788
Short term borrowings	1.133.580	1.150.803	1.133.512	1.150.735
Other curent liabilities	1.126.023	1.139.430	1.132.835	1.146.032
Total liabilities (a)	7.980.371	7.859.658	7.984.078	7.866.555
Share Capital	1.067.200	1.067.200	1.067.200	1.067.200
Other items of shareholders' equity	4.084.292	4.011.231	4.158.536	4.091.138
Total Shareholders' Equity (b)	5.151.492	5.078.431	5.225.736	5.158.338
Minority interests (c)	0	0	0	0
Total Equity (d)=(b)+(c)	5.151.492	5.078.431	5.225.736	5.158.338
TOTAL LIABILITIES AND EQUITY (e)=(a)+(d)	**13.131.863**	**12.938.089**	**13.209.814**	**13.024.893**

STATEMENT OF OPERATIONS
Amounts in thousands of Euro

	THE GROUP			
	01.01- 30.06.2007	01.01- 30.06.2006	01.04- 30.06.2007	01.04- 30.06.2006
Sales	2.470.353	2.331.324	1.227.811	1.131.181
Gross operating results	419.664	461.131	186.381	155.051
Profit before tax, financing and investing activities and depreciation and amortisation	456.456	475.791	220.819	181.046
Profit before tax, financing and investing activities	169.006	184.277	74.042	31.472
Profit before tax	111.636	140.341	54.615	14.580
Income tax expense	(12.229)	(44.994)	3.793	(7.668)
Profit after tax from continuing activities (a)	99.407	95.347	58.408	6.912
Profit after tax from discontinuing activities (b)	0	0	0	0
Profit after tax (continuing and discontinuing activities) (a)+(b)	**99.407**	**95.347**	**58.408**	**6.912**
Distributed to:				
Company's Shareholders	99.407	95.347	58.408	6.912
Minority interests	0	0	0	0
Earnings per share, basic and diluted (in Euro)	0,43	0,41	0,25	0,03

STATEMENT OF OPERATIONS
Amounts in thousands of Euro

	THE COMPANY			
	01.01- 30.06.2007	01.01- 30.06.2006	01.04- 30.06.2007	01.04- 30.06.2006
Sales	2.470.264	2.331.324	1.227.722	1.131.181
Gross operating results	419.664	461.131	186.381	155.051
Profit before tax, financing and investing activities and depreciation and amortisation	452.314	473.155	219.111	179.725

Profit before tax, financing and investing activities	167.223	184.301	73.498	31.481
Profit before tax	98.512	142.777	42.739	15.292
Income tax expense	(8.987)	(44.950)	6.647	(7.647)
Profit after tax from continuing activities (a)	89.525	97.827	49.386	7.645
Profit after tax from discontinuing activities (b)	4.218	108	3.220	54
Profit after tax (continuing and discontinuing activities) (a)+(b)	**93.743**	**97.935**	**52.606**	**7.699**
Distributed to:				
Company's Shareholders	93.743	97.935	52.606	7.699
Minority interests	0	0	0	0
Earnings per share, basic and diluted (in Euro)	0,39	0,42	0,21	0,03

STATEMENT OF CHANGES IN EQUITY
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	30.06.2007	**30.06.2006**	**30.06.2007**	**30.06.2006**
Balance at the beginning of the period (01.01.2007 and 01.01.2006, respectively)	5.078.431	5.165.151	5.158.338	5.217.717
Profit after tax	99.407	95.347	93.743	97.935
Increase / (Decrease) of Share Capital	0	0	0	0
Dividends distributed	(37.120)	(116.000)	(37.120)	(116.000)
Net gains and losses recognised directly in the equity	10.774	(2.405)	10.775	(2.405)
Purchase / (Sale) of own shares	0	0	0	0
Equity at the end of the period (30.06.2007 and 30.06.2006, respectively)	**5.151.492**	**5.142.093**	**5.225.736**	**5.197.247**

CASH FLOW STATEMENT
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01-30.06.2007	01.01-30.06.2006	01.01-30.06.2007	01.01-30.06.2006
Cash Flows from Operating Activities				
Profit before tax from continuing operations	111.636	140.341	98.512	142.777
Profit before tax from disposal group	0	0	4.838	152
Plus / minus adjustments :				
Depreciation and amortisation	317.376	320.103	315.017	320.103
Amortisation of customers' contributions and subsidies	(29.926)	(28.172)	(29.926)	(28.172)
Fair value (gain) / loss of derivative instruments	(541)	(15.200)	(541)	(15.200)
Share of loss / gain of associates	(11.327)	(8.725)	0	(11.201)
Interest income	(16.567)	(6.336)	(16.567)	(6.271)
Sundry provisions	(24.151)	18.266	(24.151)	18.266
Impairment loss on emission rights purchased	5.015	0	5.015	0
Gain on disposal of fixed assets	(1.247)	126	(1.247)	126
Unbilled revenue	882	13.653	882	13.653
Amortisation of loan origination fees	1.118	1.087	1.117	1.087
Interest expense	83.323	74.092	83.323	74.092
Operating profit before working capital changes	435.591	509.235	436.272	509.412
Increase / (Decrease) in:				
Increase / (Decrease) of materials	(52.334)	(20.264)	(52.334)	(20.264)
Increase / (Decrease) of receivables	(24.960)	(101.338)	(25.040)	(101.468)
Increase / (Decrease) of liabilities (excluding banks)	(33.499)	66.249	(33.729)	66.251
Net Cash from Operating Activities (a)	324.798	453.882	325.169	453.931
Cash Flows from Investing Activities				
Investments	(3.233)	(1.752)	(10.740)	(1.700)
Capital expenditure for fixed assets and software	(381.907)	(325.796)	(381.890)	(325.796)
Disposal of fixed assets and software	5.883	9.256	5.883	9.256
Interest received	16.567	6.336	16.567	6.271
Proceeds from customers' contributions and subsidies	98.769	87.838	98.769	87.838
Net Cash used in Investing Activities (b)	(263.921)	(224.118)	(271.411)	(224.131)
Cash Flows from Financing Activities				

Net change in short-term borrowings	12.400	12.100	12.400	12.100
Proceeds from interest bearing loans and borrowings	700.000	200.000	700.000	200.000
Principal payments of interest bearing loans and borrowings	(687.680)	(256.215)	(687.680)	(256.215)
Interest paid	(81.714)	(70.693)	(81.714)	(70.693)
Dividends paid	(6)	(115.620)	(6)	(115.620)
Net Cash used in Financing Activities (c)	(57.000)	(230.428)	(57.000)	(230.428)
Net increase / (decrease) in cash and cash equivalents (a)+(b)+(c)	**3.877**	**(664)**	**(3.242)**	**(628)**
Cash and cash equivalents at the beginning of the period	**35.537**	**38.176**	**31.535**	**29.351**
Cash and cash equivalents at the end of the period	**39.414**	**37.512**	**28.293**	**28.723**

Additional data and information for the Group:
(Amounts in thousands of Euro)

1. The Group's companies with their respective addresses and participation percentages, as well as their unaudited tax years, that are included in the consolidated financial statements are listed below:

Full consolidation method

	% participation	Country of incorporation	Unaudited tax years
PPC S.A.	Parent Company	Greece	2006
PPC Renewable Sources S.A.	100%	Greece	1999-2006
PPC Rhodes S.A. (formerly KOZEN HELLAS)	100%	Greece	1999-2006
PPC Telecommunications S.A.	100%	Greece	2003-2006
PPC Kriti S.A.	100%	Greece	2004-2006
ARKADIKOS ILIOS ENA S.A.	100%	Greece	-
ARKADIKOS ILIOS DIO S.A.	100%	Greece	-
ARKADIKOS ILIOS TRIA S.A.	100%	Greece	-

(All amounts in thousands of Euro, unless otherwise stated)

In June 2006, the Annual Shareholders' General Assemblies for PPC Rhodes S.A. and PPC Kriti S.A. decided to dissolve the aforementioned companies and to initiate the appropriate procedures on July 1, 2006. In July 2007, an extraordinary Shareholders' General Assembly for PPC Kriti S.A. ratified the dissolution of the company. The process for PPC Rhodes S.A. is yet to be completed. During the first quarter of 2007 PPC Renewables S.A. established three new subsidiaries, Arkadikos Ilios Ena S.A., Arkadikos Ilios Dio S.A., and Arkadikos Ilios Tria S.A., for the purpose of constructing and operating new solar energy production units.
PPC Telecommunications S.A. has been audited up to December 31, 2002 according to the provisions of law 3259/2004.

Equity method

	% participation	Country of incorporation	Unaudited tax years
LARCO S.A.	28.56%	Greece	2002 - 2006
WIND PPC HOLDING N.V.	50% minus one share	Holland	-
SENCAP S.A.	50%	Greece	-
PPC RENEWABLES – TERNA S.A.	49%	Greece	2003 -2006
PPC RENEWABLES – MEK ENERGEIAKI S.A.	49%	Greece	2002 -2006
PPC RENEWABLES – DIEKAT ENERGEIA MYHE GITANH ANONYMOS ETAIREIA PARAGOGIS HLEKTRIKHS ENERGEIAS	49%	Greece	2000 -2006
PPC RENEWABLES ROKAS A.B.E.E	49%	Greece	2003 - 2006
PPC RENEWABLES ELLINIKI TEXNODOMIKI TEB ENERGEIAKH S.A.	49%	Greece	2005 - 2006
GOOD WORKS ENERGEIAKI S.A.	49%	Greece	-

2. The accounting policies adopted in the preparation of the financial statements are consistent with those followed in the preparation of the financial statements for the year ended December 31, 2006.

In 2006, the Parent Company identified certain payroll obligations for which no liability had been recognised in previous periods. As a result, the Parent Company decided to proceed to a revision of, previously reported, shareholders' equity for the period ended June 30, 2006 and the year ended December 31, 2005 and before and after tax profit for 2005. The effect of the above revision on the Group's financial statements is as follows:

	30.06.2006	31.12.2005
Decrease in shareholders' equity	(44,732)	(43,630)
Profit before tax decrease	(1,102)	-
Profit after tax decrease	(826)	-

3. There exist no burdens on the Group's fixed assets, the existence of which could materially affect the Group's financial position.

4. Adequate provisions have been established for all litigation.

5. Total payrolls of the Group number 25.860 employees and 26.649 employees as of 06.30.07 and 06.30.06 respectively, not including 138 employees and 143 employees, respectively, who work exclusively for the Hellenic Transmission System Operator and for which the Parent Company is compensated. At June 30, 2007 and 2006, 259 and 271 employees have been transferred to Public Sector Services (ministries etc.) out of which, 218 and 231 were compensated by PPC. The total payroll cost of such employees amounted to Euro 4,668 and Euro 4,195 for the six month period ended June 30, 2007 and 2006, respectively.

6. Sales and purchases of the Group to its related companies (according to IAS 24), for the six month period ended June 30, 2007 amount to Euro 171,781 and Euro 331,437, respectively. As at June 30, 2007 the receivables and the payables of the Group due to the related companies amount to Euro 178,915 and Euro 173,274, respectively. Fees concerning management members amounted to Euro 1.062 for the six month period ended June 30, 2007.

7. Capital expenditure of the Group for the period amounted to approximately Euro 381.9 million.

Additional data and information for the Parent Company:
(Amounts in thousands of Euro)

8. The Parent Company has been audited by the tax authorities up to December 31, 2005.

9. The accounting policies adopted in the preparation of the financial statements are consistent with those followed in the preparation of the financial statements for the year ended December 31, 2006.

(All amounts in thousands of Euro, unless otherwise stated)

In 2006, the Parent Company identified certain payroll obligations for which no liability had been recognised in previous periods. As a result, the Parent Company decided to proceed to a revision of previously reported, shareholders' equity for the period ended June 30, 2006 and for the year ended December 31, 2005 as well as pre tax and after tax profit for the aforementioned periods. The effect of the above revision on the Parent Company's financial statements is as follows:

	30.06.2006	**31.12.2005**
Decrease in shareholders' equity	(44,732)	(43,630)
Profit before tax decrease	(1,102)	-
Profit after tax decrease	(826)	-

10. On November 21, 2006 and December 19, 2006, the Board of Directors of the Parent Company decided to proceed to the spin-off of all of its renewable energy plants and to transfer them to its 100% subsidiary PPC Renewables S.A. in exchange of shares through an equivalent increase of the subsidiary's share capital. The legal procedures of the transactions are expected to be completed by the end of 2007, with effect from January 1, 2007 onwards. The fair value of the disposal group at January 1, 2007 as determined by independent appraisers amounted to Euro 54,448.

11. In April 2005, PPC participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC submitted offers for two out of the three power plants (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stalled the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD for more than a year, the Privatization Agency of Bulgaria with its Decision on July 4, 2006 declared PPC as the winning bidder for the Bobov Dol power plant and summoned PPC to negotiations in order to complete the deal. PPC, due to the amount of time elapsed, proceeded with a confirmatory due diligence, after which negotiations were repeated in order to conclude the Agreement, until September 12, 2006. Bulgaria's Privatization Agency rescheduled, in time, the above mentioned deadline three times for December 11, 2006, February 9, 2007 and April 10, 2007. Upon expiration of the final deadline, the Bulgarian Privatization Agency interrupted negotiations and proceeded to the termination of the privatization procedure. In May 2007 PPC filed appeals to the Bulgarian Administrative Court against the decision of the Bulgarian Privatisation Agency. Furthermore, PPC expressed its intention to the Bulgarian Ministry of Environment and Waters to continue negotiations in order to conclude the transaction. On April 24, 2007, following a decision by PPC's Board of Directors, SENCAP S.A has undertaken Bobov Dol's privatization project in a manner not offending the tender's terms.

12. In May 2006, PPC's Board of Directors approved the Company's Business Plan for the five year period 2006 – 2010, as well as a Study for the enhancement of performance and the rationalization of costs for the same period. The basic axis of PPC's Business Plan is the Conversion Programme under the name "HERCULES".

(All amounts in thousands of Euro, unless otherwise stated)

13. In 2006, the Parent Company together with Contour Global LLP established a 50% jointly controlled entity named SENCAP S.A. whose object is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, in South East Europe, Italy, Turkey and selectively in the Mediterranean area as well as procurement and trading of fuel, minerals and other materials. In 2007, SENCAP proceeded to the increase of its share capital by an amount of Euro 5.65 million. The Parent Company participated in the share capital increase by an amount of Euro 2.54 *million which at June 30, 2007 had been paid in full.* In 2007, both parties agreed to the participation of the European Bank of Reconstruction and Development (EBRD) in the share capital of SENCAP, by a percentage of 10%. Furthermore, in July 2007, the Parent Company's Board of Directors approved the terms and conditions for the participation of the International Finance Corporation (IFC) in the share capital of SENCAP S.A.

14. There exist no burdens on the Parent Company's fixed assets, the existence of which could materially affect the Parent Company's financial position.

15. Adequate provisions have been established for all litigation.

16. Total payrolls of the Parent Company number 25.860 employees and 26.649 employees as of 06.30.07 and 06.30.06 respectively, not including 138 employees and 143 employees, respectively, who work exclusively for the Hellenic Transmission System Operator and for which the Parent Company is compensated. At June 30, 2007 and 2006, 259 and 271 employees have been transferred to Public Sector Services (ministries etc.) out of which, 218 and 231 were compensated by PPC. The total payroll cost of such employees amounted to Euro 4,668 and Euro 4,195 for the six month period ended June 30, 2007 and 2006, respectively.

17. Sales and purchases of the Parent Company to its related companies (according to IAS 24), for the six month period ended June 30, 2007 amount to Euro 171,781 and Euro 331,437, respectively. As at June 30, 2007 the receivables and the payables of the Parent Company due to the related companies amount to Euro 178,915 and Euro 173,274, respectively. Fees concerning management members amounted to Euro 1.062 for the six month period ended June 30, 2007.

18. Capital expenditure of the Parent Company for the period amounted to approximately Euro 381.9 million.

19. The issuance of the common Ministerial Decision finalized the Greek National Allocation Plan for the first trading period 2005 - 2007. According to the above mentioned National Allocation Plan (NAP), PPC has been allocated for the period 2005 - 2007 emission allowances of 159.13 million tones CO_2 out of which 52.22 million tones CO_2, 53.30 million tones CO_2 and 53.61 million tonnes CO2 for the years 2005 to 2007, respectively. It is noted that the allocation of emission allowances will be considered final, both, for years 2005 and 2006, after the Greek Competent Authorities settles PPC's request for additional emission allowances to be allocated to the "Unknown New Entrants". No

(All amounts in thousands of Euro, unless otherwise stated)

emission allowances have been allocated to these units in NAP 2005-2007, since these units have been put in operation as emergency units to cover summer peak demands. In any case, the allocation of these additional emission allowances corresponds to a very small percentage of the total amount of emission allowances allocated to PPC's bound plants by the above mentioned Common Ministerial Decision. In January 2006, the Competent Authority has issued the CO_2 emission allowances for twenty-nine (29) bound plants of PPC and in March 2007 the allowances of two (2) new bound plants of PPC (Local Power Stations of Patmos and Sifnos). However, it is pointed out the allocation of CO_2 emission allowances by the Competent Authority for the "Known New Entrants" of PPC, as provided by the NAP 2005-2007 is still pending. These allowances constitute a significant portion of the overall emission allowances allocated to PPC by the aforementioned Common Ministerial Decision. PPC's CO_2 emissions for 2005, 2006 and the six months ended June 30, 2007 amounted to 52.56 million tones., 50.45 million tones and 24.84 million tones. PPC's CO_2 emissions for 2007 are estimated to be 51.64 million tones. Emission allowances allocated to PPC for 2007 (53.61 million tones) fully cover estimated emissions, hence no shortage of allowances is expected for 2007.

20. According to Greek Law 3481/2006, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the hydroelectric project of Messochora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project of vehicular communications. At June 30, 2007, the accumulated amount of the hydroelectric project of Messochora Power Plant amounted to Euro 270 million.

END